SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 13)

                           SPS Technologies, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                784626 10 3
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                             990 Stewart Avenue
                        Garden City, New York 11530
                               (516) 222-2874
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                           Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                               May 10, 1996
       ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

          Check the following box if a fee is being paid with this
          Statement:  ( )


          This Statement constitutes Amendment No. 13 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), Tinicum Investors, L.P., a Delaware limited partnership ("Investors"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"),
J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), St. James's Place Capital plc, a United Kingdom corporation ("SJPC"), and Mr. Putnam L. Crafts, Jr. ("Mr. Crafts") in connection with their ownership of shares of common stock, par value $1.00 per share (the "Shares"), of SPS Technologies Inc., a Pennsylvania corporation (the "Issuer"). This Amendment No. 13 is being filed by Tinicum Investors, a Delaware general partnership ("Investors II"), RIT, JRCML, SJPC, Mr. Derald
H. Ruttenberg ("Derald Ruttenberg"), Mr. Eric M. Ruttenberg ("Eric Ruttenberg"), Mr. John C. Ruttenberg ("John Ruttenberg"), Ms. Katherine T. Ruttenberg ("Katherine Ruttenberg"), Ms. Hattie Ruttenberg ("Hattie Ruttenberg" and together with Derald, Eric, John and Katherine Ruttenberg, the "Ruttenbergs") and Mr. Crafts.

          Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.   Identity and Background.

          Item 2(c) is hereby amended and supplemented by adding the following:

          As previously reported in Amendment No. 12 to the Schedule 13D, Mr. James H. Kasschau ("Mr. Kasschau") is no longer an officer or director of Tinicum, Enterprises, RUTCO, Associates or Foreign. Accordingly, all references in the Schedule 13D to "Reporting Persons" and "Tinicum Reporting Persons" shall no longer include Mr. Kasschau. Each of the Reporting Persons disclaims beneficial ownership of any Shares owned by Mr. Kasschau and disclaims membership in any "group" with Mr. Kasschau with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

Item 5.   Interests in Securities of the Issuer.

          Item 5(a) is hereby amended and supplemented by adding the following:

          (a) As of the close of business on the date hereof, the Reporting Persons beneficially own an aggregate of 987,871 Shares (including a total of 2,926 Shares purchasable upon the exercise of certain options granted to Eric Ruttenberg (the "Option Shares")), which represent approximately 16.6% of the outstanding Shares (including the Option Shares, which have been treated as outstanding for purposes of computing percent of class), based on the 5,946,880 Shares reported in the Issuer's Proxy Statement, dated March 28, 1996, as outstanding on March 12, 1996. In accordance with Rule 13d-5 (b) (1) of the General Rules and Regulations under the Exchange Act, Investors II, RIT, JRCML, SJPC, the Ruttenbergs, and Mr. Crafts as a group may be deemed to beneficially own such Shares. As of the close of business on the date hereof, Investors II, RIT, JRCML, SJPC, Derald Ruttenberg, Eric Ruttenberg, John Ruttenberg, Katherine Ruttenberg, Hattie Ruttenberg and Mr. Crafts had direct beneficial ownership of 629,339, 132,311, 0, 0, 24,446, 28,437, (including the Option Shares), 24,446, 24,446, 24,446 and
100,000 Shares, respectively.

          To the best of the Reporting Persons' knowledge and belief, except as otherwise set forth herein, none of the persons identified on Schedules I or II to the Schedule 13D, as amended, beneficially owns any Shares.

Item 7.     Material to be Filed as Exhibits.

          Item 7 is hereby amended and supplemented by adding the following exhibit:

          Exhibit 18: Fifth Amended and Restated Joint Filing Agreement, dated as of May 10, 1996, by and among the Reporting Persons.


                               SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996



TINICUM INVESTORS


By:/s/ Eric M. Ruttenberg
   Eric M. Ruttenberg
   Managing Partner


                                 SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996






By:/s/ Putnam L. Crafts, Jr.
   Putnam L. Crafts, Jr.


                                 SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996



RIT CAPITAL PARTNERS plc


By:/s/ D. W. A. Budge
   D. W. A. Budge
   Director


                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996



J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED


By:/s/ S. R. Sanders
   S. R. Sanders
   Director


                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996



ST. JAMES'S PLACE CAPITAL plc


By:/s/ David N. Wood
   David N. Wood
   Deputy Company Secretary


                                 SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996






By:/s/ Eric M. Ruttenberg
   Derald H. Ruttenberg
      by Eric M. Ruttenberg, Attorney-in-fact


                                 SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996






By:/s/ Eric M. Ruttenberg
   Eric M. Ruttenberg


                                 SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996






By:/s/ Eric M. Ruttenberg
   John C. Ruttenberg
      by Eric M. Ruttenberg, Attorney-in-fact



                                 SIGNATURE

          After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996






By:/s/ Eric M. Ruttenberg
   Katherine T. Ruttenberg
      by Eric M. Ruttenberg, Attorney-in-fact



                                 SIGNATURE

          After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996






By:/s/ Eric M. Ruttenberg
   Hattie Ruttenberg
      by Eric M. Ruttenberg, Attorney-in-fact



                               EXHIBIT INDEX


          Exhibit 18: Fifth Amended and Restated Joint Filing Agreement, dated as of May 10, 1996, by and among the Reporting Persons.